Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com

                                          September 3, 2008

VIA EDGAR

Mr. Keith O'Connell
Ms. Sheila Stout
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:  AllianceBernstein Global Technology Fund, Inc.
               Prospectus/Proxy Statement
               File No. 811-03131
               ------------------

Dear Mr. O'Connell and Ms. Stout:

     This letter responds to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") regarding the timeliness of the financial statements incorporated by reference in the Form N-14 filing (the "Registration Statement") for AllianceBernstein Global Technology Fund, Inc. ("Global Tech") acquisition of AllianceBernstein Global Health Care Fund, Inc.'s ("Global Health Care"), as provided orally to Young Seo of this office on September 2, 2008. The Staff's comment and our response are discussed below.(1)

----------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.

Comment:
-------

     The Staff commented that, under Rule 3-18 of Regulation S-X, the financial statements for Global Health Care, which are incorporated into the Registration Statement by reference to its Annual Report to Shareholders and Semi-Annual Report for the six-month period ended December 31, 2007, are stale, because these financial statements are as of a date 245 days or more prior to September 22, 2008, the date the Registration Statement is expected to become effective. The Staff further commented that we should file an amended Form N-14 to incorporate by reference Global Health Care's audited financial statements for its fiscal year ended June 30, 2008.

Response:
--------

     We included financial statements in the Registration Statement in reliance on Rule 3-18(b) of Regulation S-X. Paragraph (b) provides for financial statements where the audited financial statements of the registrant are not available as required by paragraph (a) of that Rule. Paragraph (b) requires that, if a filing is within 60 days after the registrant's fiscal year end and audited financial statements are not available, the balance sheet or statement of assets and liabilities may be as of the end of the preceding fiscal year and the filing shall contain an additional balance sheet or statement of assets and liabilities as of an interim date within 245 days of the date of filing. The financial statements for both Global Health Care and Global Tech, incorporated by reference to each Fund's Annual Report to Shareholders for the preceding fiscal year-end and Semi-Annual Report for the six-month period ended December 31, 2007 and January 31, 2008, respectively, meet the requirements of Rule 3-18(b) because:

     (i) the Registration Statement was filed on August 22, 2008, which is within 60 days of Global Health Care's fiscal year-end on June 30, 2008 and Global Tech's fiscal year end on July 31, 2008;

     (ii) the audited financial statements for both Global Health Care and Global Tech, for each Fund's most recent fiscal year ended June 30, 2007 and July 31, 2007, respectively, have been incorporated by reference in the Registration Statement; and

    (iii) the interim financial statements for Global Health Care and Global Tech for the six-month period ended December 31, 2007 and January 31, 2008, respectively, have been incorporated by reference in the Registration Statement. Each of the dates of the interim financial statements for Global Health Care and Global Tech, December 31, 2007 and January 31, 2008, respectively, is within 245 days of August 22, 2008, the filing date, as required under by Rule 3-18(b).

     Rule 3-18(b) does not refer to the date the filing is expected to become effective as does Rule 3-18(c) of Regulation S-X. Rule 3-18(c) is an updating requirement meant to add the financial statements in a registrant's semi-annual reports where a registrant has audited financial statements and is able to comply with Rule 3-18(a). In Release No. 11850 (July 8, 1981) in which the SEC adopted Rule 3-18, the SEC agreed with a change suggested by a commenter that updated financial statements should be required only for registration statements becoming effective sixty days or more after the end of the fiscal annual or semi-annual report. The commenter suggested that funds should be required to update their financial statements only when more current financial statements are available under Section 30(d) of the Investment Company Act of 1940. The SEC agreed and modified Rule 3-18 to tailor the requirement regarding the age of financial statements to the semi-annual reporting requirements of funds.

     For these reasons, we believe that the financial statements included in the Registration Statement comply with the requirements of Rule 3-18 of Regulation S-X. We believe that it is unnecessary to file an amended Registration Statement, which would result in another 30-day effective period rather than the effective date of September 22 that we expected with our original filing on August 22. If we filed an amended Registration Statement on or about September 10, when the audited financial statements for Global Health Care become available, the new effective date would be October 10. This new effective date would not allow us an adequate period to provide information to shareholders about the merger prior to its planned effective date of November 3, 2008. The effective date is planned to coincide with the prospectus update schedule for the funds.

     We appreciate your assistance in this matter. If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at
(202) 737-8833.

                                        Sincerely,


                                        /s/ Young Seo

cc:  Andrew L. Gangolf, Esq.
     Stephen J. Laffey, Esq.
     Kathleen K. Clarke, Esq.

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